Exhibit 99.1

BANK OF MONTREAL

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2018

Dated December 4, 2018

	Annual Information Form	2018 Financial Statements	Management’s Discussion and Analysis[1]

EXPLANATORY NOTES AND CAUTIONS	2
Caution Regarding Forward-Looking Statements	2		29

CORPORATE STRUCTURE	3	Note 26

GENERAL DEVELOPMENT OF THE BUSINESS	3		25, 28, 43-61
Three-Year History	3

DESCRIPTION OF THE BUSINESS	3
Business	3	Note 25	25, 28, 43-61
Supervision and Regulation in Canada	4		69-71, 80, 106, 112-114
Supervision and Regulation in the United States	4		69-71, 80, 112-114
International Supervision and Regulation	5		69-71, 80, 112-114
Competition	5
Environmental, Social and Governance Issues	6		81, 115-116

DIVIDENDS	6	Note 16	75

DESCRIPTION OF CAPITAL STRUCTURE	6	Note 16 and 19	71-75
Description of Common Shares	7	Note 16
Description of Preferred Shares	7	Note 16
Certain Conditions of the Class A Preferred Shares as a Class	7	Note 16
Certain Conditions of the Class B Preferred Shares as a Class	7
Restraints on Bank Shares under the Bank Act	8
Ratings	8	Note 8

MARKET FOR SECURITIES	9
Trading Price and Volume	9
Prior Sales	10	Note 15 and 16	68

DIRECTORS AND EXECUTIVE OFFICERS	10
Board of Directors	10
Board Committee Members	11
Executive Officers	11
Shareholdings of Directors and Executive Officers	12
Additional Disclosure for Directors and Executive Officers	12

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	12	Note 24

TRANSFER AGENT AND REGISTRAR	12

INTERESTS OF EXPERTS	13	141-142

AUDIT AND CONDUCT REVIEW COMMITTEE INFORMATION	13
Composition of the Audit and Conduct Review Committee	13
Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees	13		122

ADDITIONAL INFORMATION	14

APPENDIX I: BANK OF MONTREAL AUDIT AND CONDUCT REVIEW COMMITTEE CHARTER	I-1

APPENDIX II: CREDIT RATING CATEGORIES	II-1

1 As indicated, parts of the Bank’s Consolidated Financial Statements (2018 Financial Statements) and Management’s Discussion and Analysis (2018 MD&A) for the fiscal year ended October 31, 2018 are incorporated by reference into this Annual Information Form. The 2018 Financial Statements and the 2018 MD&A are available on SEDAR (www.sedar.com).

EXPLANATORY NOTES AND CAUTIONS

Unless specifically stated otherwise in this Annual Information Form:

●	all amounts are in Canadian dollars

●	BMO Financial Group, the Bank, BMO, we, or our means Bank of Montreal and, as applicable, its subsidiaries

●	information is as at October 31, 2018

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2019 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79 of the 2018 MD&A and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section on page 78 of the 2018 MD&A, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained or incorporated by reference in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained or incorporated by reference in this document are set out in the Economic Developments and Outlook section on page 30 of the 2018 MD&A. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy.

CORPORATE STRUCTURE

Bank of Montreal started business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the Bank Act), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the Bank and governs its operations.

The Bank’s head office is 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Bank of Montreal brands the organization’s member companies as BMO Financial Group. Note 26 to the 2018 Financial Statements lists the intercorporate relationships among Bank of Montreal and its significant subsidiaries. We incorporate this Note by reference. These subsidiaries are incorporated or organized under the laws of the state or country of their principal office, except for: BMO Financial Corp.; BMO Asset Management Corp.; BMO Capital Markets Corp.; BMO Harris Financial Advisors, Inc.; BMO Harris Financing, Inc. and CTC myCFO, LLC, which are incorporated under the laws of the State of Delaware, U.S. F&C Asset Management plc is incorporated under the laws of Scotland.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

As at October 31, 2018, BMO was the eighth largest bank in North America by assets.

On December 1, 2015, BMO completed the acquisition of General Electric Capital Corporation’s (GE Capital) Transportation Finance business in the United States and Canada with net assets on closing of approximately $12.1 billion (U.S. $9.0 billion), and rebranded it BMO Transportation Finance. The acquisition built on our position as a market leader in commercial banking, and enhanced our business position in the United States by further diversifying net income, adding scale and enhancing profitability and margins. In fiscal 2017, BMO completed the integration of BMO Transportation Finance, allowing us to leverage the combined capabilities and suite of financial solutions to better meet our customers’ needs.

On October 28, 2016, BMO announced the appointments of Franklin J. Techar as Vice-Chair, BMO Financial Group, Darryl White as Chief Operating Officer, BMO Financial Group, Patrick Cronin as Group Head, BMO Capital Markets, Gilles Ouellette as Group Head, BMO Asset Management and Joanna Rotenberg as Group Head, BMO Wealth Management. Each of these appointments was effective November 1, 2016.

On April 7, 2017, BMO announced its intention to appoint Darryl White, Chief Operating Officer, BMO Financial Group, to the office of Chief Executive Officer, BMO Financial Group effective November 1, 2017, as successor to William Downe, who had announced his intention to retire effective October 31, 2017. Mr. White was appointed to the Bank’s board of directors on May 24, 2017. On October 31, 2017, Mr. Downe retired as Chief Executive Officer of the Bank and, on November 1, 2017, Mr. White became Chief Executive Officer.

On October 10, 2018, BMO announced the appointments of Patrick Cronin as Chief Risk Officer, BMO Financial Group and Dan Barclay as Group Head, BMO Capital Markets. Each of these appointments was effective November 1, 2018.

BMO has had common share buyback programs in place for several years. The 2018-2019 program expires on May 31, 2019. During the year ended October 31, 2018, the Bank repurchased and cancelled a total of 10 million common shares, 3 million of which were purchased pursuant to a specific share repurchase program agreement.

For additional information on the general development of BMO’s business and our strategies for the upcoming year, see pages 25, 28, and 43 to 61 of the 2018 MD&A, which we incorporate herein by reference.

This Three-Year History section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

DESCRIPTION OF THE BUSINESS

Business

BMO Financial Group is a highly diversified financial services provider based in North America. BMO offers a broad range of products and services directly and through Canadian and non-Canadian subsidiaries, offices, and branches. As at October 31, 2018, BMO had more than 12 million customers and more than 45,000 full-time equivalent employees. The Bank has approximately 1,500 bank branches in Canada and the United States and operates internationally in major financial markets and trading areas through its offices in 27 jurisdictions. BMO Financial Corp. (BFC) is based in Chicago and wholly-owned by Bank of Montreal. BFC operates primarily through its subsidiary BMO Harris Bank N.A. (BHB), which provides banking, financing, investing, and cash management services in select markets in the U.S. Midwest. BMO provides a full range of investment dealer services through entities, including BMO Nesbitt Burns Inc., a major fully integrated Canadian investment dealer, and BMO Capital Markets Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.

BMO conducts business through three operating groups: Personal and Commercial Banking (P&C), made up of Canadian P&C and U.S. P&C; Wealth Management; and BMO Capital Markets. Canadian P&C operates across Canada, offering a broad range of products and services, including banking, lending and treasury management. Operating predominately in the U.S. Midwest under the BMO Harris brand, U.S. P&C offers personal and commercial clients banking, lending, and treasury management products and services. Wealth Management serves a full range of clients from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and services including insurance. Wealth Management is a global business with an active presence in markets across Canada, the United States, Europe, the Middle East and Africa (EMEA) and Asia. BMO Capital Markets is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. These include equity and debt underwriting, institutional sales and trading, corporate lending and project financing, mergers and acquisitions advisory services, securitization, treasury management, risk management and equity and fixed income research. Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics, and innovation. T&O manages, maintains and provides governance of information technology, cyber security and operations services for BMO Financial Group.

For additional information regarding BMO’s businesses, see pages 25, 28, and 43 to 61 of the 2018 MD&A and Note 25 to the 2018 Financial Statements. We incorporate these pages and Note by reference.

This Business section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

Supervision and Regulation in Canada

Bank of Montreal’s activities in Canada are governed by the Bank Act.

Under the Bank Act, a bank can operate its regular banking business as well as some additional activities, such as dealing with real property and various financial technology and information services. A bank is restricted when it undertakes certain activities, including fiduciary activities, dealing in securities, insurance activities, and personal property leasing. For example, other than for authorized types of insurance, a bank may not offer insurance products through its branch system or bank website.

The Bank Act grants a bank broad power to invest in the securities of other corporations and entities, but limits substantial investments. Under the Bank Act, a bank generally has a substantial investment in a body corporate when (1) the bank and entities controlled by the bank beneficially own more than 10% of the voting shares of the body corporate or (2) the bank and entities controlled by the bank beneficially own shares representing more than 25% of the total shareholders’ equity of the body corporate. A bank can have a substantial investment in entities that meet the substantial investment requirements as set out in Part IX of the Bank Act. In certain cases, the Minister of Finance or the Superintendent of Financial Institutions (Canada) (the Superintendent) must approve before making an investment.

The Superintendent is responsible to the Minister of Finance for administering the Bank Act. The Superintendent provides guidelines for disclosing a bank’s financial information. The Superintendent must also examine each bank annually to ensure compliance with the Bank Act and that each bank is in sound financial condition. The Superintendent’s examination report is submitted to the Minister of Finance.

The Bank’s Canadian trust, loan and insurance subsidiaries are federally regulated financial institutions governed by the Trust and Loan Companies Act (Canada) and the Insurance Companies Act (Canada), respectively, and under provincial laws in respect of their activities in the provinces. The Bank and its Canadian trust, loan and insurance subsidiaries are also subject to regulation by the Financial Consumer Agency of Canada (the FCAC). The FCAC enforces consumer-related provisions of the federal statutes which govern these financial institutions. Certain activities of the Bank and its subsidiaries acting as securities brokers, dealers, underwriters, advisors and investment fund managers are regulated in Canada under provincial securities legislation and, in some cases, by a self-regulatory organization (the Investment Industry Regulatory Organization of Canada or the Mutual Fund Dealers Association of Canada).

Under Canadian bank resolution powers, the Canada Deposit Insurance Corporation (CDIC) may, in circumstances where the Bank has ceased, or is about to cease, to be viable, assume temporary control or ownership of the Bank and may be granted broad powers by one or more orders of the Governor in Council (Canada), including the power to sell or dispose of all or a part of the assets of the Bank, and the power to carry out or cause the Bank to carry out a transaction or a series of transactions the purpose of which is to restructure the business of the Bank. As part of the Canadian bank resolution powers, certain provisions of, and regulations under the Bank Act, the Canada Deposit Insurance Corporation Act (CDIC Act) and certain other Canadian federal statutes pertaining to banks (collectively, the bail-in regime) provide for a bank recapitalization regime for banks designated by the Superintendent as domestic systemically important banks. Effective September 23, 2018, under the bail-in regime, subject to an order of the Governor in Council (Canada) having been issued, CDIC may, having assumed temporary control or ownership of the Bank, amongst other actions, carry out a conversion, by converting or causing the Bank to convert, in whole or in part – by means of a transaction or series of transactions and in one or more steps – the shares and liabilities of the Bank that are subject to the bail-in regime into common shares of the Bank or any of its affiliates. For a more detailed description of Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of the Bank, reference is made to https://www.bmo.com/ir/files/F18%20Files/Bail_In_TLAC_Disclosure.pdf. The information on our website does not form a part of this Annual Information Form.

Additional information about supervision and regulation in Canada is found under the headings “Regulatory Capital Requirements” and “Capital Regulatory Developments” in the Enterprise-Wide Capital Management section on pages 69 to 71, “Regulatory Requirements” in the Risks That May Affect Future Results section on page 80, “Regulatory Developments” in the Liquidity and Funding Risk section on page 106, and “Legal and Regulatory Risk” on pages 112 to 114 of the 2018 MD&A, which we incorporate herein by reference.

Supervision and Regulation in the United States

In the United States, the operations of Bank of Montreal and its subsidiaries are supervised, regulated, and examined by regulatory and government agencies at the federal and state level. As a foreign bank, Bank of Montreal is subject to various U.S. laws and regulations, including the United States International Banking Act of 1978, the United States Bank Holding Company Act of 1956, and related regulations. The Board of Governors of the Federal Reserve System, including the Federal Reserve Banks (the Federal Reserve), and state banking regulators oversee the Bank of Montreal’s branch and office operations in the United States. The U.S. Securities and Exchange Commission (the SEC), the Financial Industry Regulatory Authority, and state securities regulators regulate broker-dealer subsidiaries. The SEC and state securities regulators regulate registered investment advisor subsidiaries.

Bank of Montreal and its subsidiaries own two Federal Deposit Insurance Corporation (FDIC) insured depository institutions in the United States, BHB and BMO Harris Central N.A. (BHC). BHB provides banking, financing, investing, and cash management services in select markets in the U.S. Midwest. BHC provides limited cash management services. They are subject to examination by the Office of the Comptroller of the Currency (OCC). The Federal Reserve generally needs to approve acquiring (a) more than 5% of voting shares, (b) control, or (c) all (or substantially all) of the assets of a bank holding company, bank, or savings association.

The Bank is also subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). Dodd-Frank reforms include heightened consumer protection, revised regulation of over-the-counter derivatives markets, restrictions on proprietary trading and the ownership and sponsorship of private investment funds by banks and their affiliates (referred to as the Volcker Rule), imposition of heightened prudential standards, and broader application of leverage and risk-based capital requirements.

The Federal Reserve Board’s rule for strengthening supervision and regulation of foreign banking organizations (FBO Rule) implemented Dodd Frank’s enhanced prudential standards for the U.S. operations of non-U.S. banks, such as BMO. The rule established new requirements relating to an intermediate holding company structure, risk based capital and leverage requirements, capital stress testing requirements, U.S. risk management and risk governance, liquidity risk management and liquidity stress testing frameworks. We have certified our compliance with this rule. In May 2018, the U.S. Congress passed the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCP), which made reforms to Dodd-Frank, including raising the threshold for heightened prudential standards from US$50 billion to US$250 billion in total consolidated assets. EGRRCP rulemaking will likely continue for at least the next year and may impact our U.S. operations, including with respect to any changes to the FBO Rule.

The OCC has issued guidelines that establish heightened standards for large national banks with average total consolidated assets of US$50 billion or more, including BHB. The guidelines set out minimum standards for the design and implementation of a bank’s risk governance framework and minimum standards for oversight of that framework by a bank’s board of directors. The framework must ensure the bank’s risk profile is easily distinguished and separate from that of its parent for risk management purposes. A bank’s board of directors is responsible for informed oversight of, and providing credible challenge to, management’s risk management recommendations and decisions. We comply with these guidelines.

Additional information about supervision and regulation in the United States is found under the headings “Regulatory Capital Requirements” and “Capital Regulatory Developments” in the Enterprise-Wide Capital Management section on pages 69 to 71, “Regulatory Requirements” in the Risks That May Affect Future Results section on page 80, and “Legal and Regulatory Risk” on pages 112 to 114 of the 2018 MD&A, which we incorporate herein by reference.

This Supervision and Regulation in the United States section contains forward-looking statements. Please see the Cautionary Statement on page 2.

International Supervision and Regulation

Outside Canada and the U.S., each of Bank of Montreal’s branches, agencies and subsidiaries must comply with the regulatory requirements of the country or jurisdiction where it conducts business. These include the Basel Committee on Banking Supervision capital, liquidity and prudential rules (Basel III), or local variations on Basel III, which are intended to strengthen the banking sector’s capital and liquidity frameworks. Since the first quarter of 2013, regulatory capital requirements for Bank of Montreal have been determined on a Basel III basis. Additional information about international supervision and regulation is found under the headings “Regulatory Capital Requirements”, “Regulatory Capital Ratios”, “Regulatory Capital Elements” and “Capital Regulatory Developments” in the Enterprise-Wide Capital Management section on pages 69 to 71, “Regulatory Requirements” in the Risks That May Affect Future Results section on page 80, and “Legal and Regulatory Risk” on pages 112 to 114 of the 2018 MD&A, which we incorporate herein by reference.

Competition

Canada’s financial services industry is highly competitive. It includes 35 domestic banks and 53 foreign bank subsidiaries, branches, and lending branches, as well as a multitude of trust companies, credit unions, online and full-service brokerages, investment dealers, life and property and casualty insurance companies, mutual fund dealers, and large monoline financial institutions, among others. Bank of Montreal competes with most of these companies in some form in our different businesses. However, our range of services compares to those of the other five major Canadian banks, and they are our direct competitors in almost all our businesses and markets in Canada. Bank of Montreal was the fourth largest chartered bank in Canada as measured by assets, equity, and market capitalization as at October 31, 2018. In North America, we are the eighth largest bank by assets, tenth largest by equity and by market capitalization as at October 31, 2018 for BMO. BMO is the second largest Canadian bank as measured by retail branches in Canada and the United States.

The financial services industry continues its rapid change, as technology enables new non-traditional entrants to compete in certain segments of banking, in some cases with reduced regulatory requirements and oversight. New entrants may leverage new technologies, advanced data and analytical tools, lower cost to serve and/or faster processes to challenge traditional banks, including new business models in retail payments, consumer and commercial lending, foreign exchange and low-cost investment advisory services. Failure to keep pace with these new technologies and competition may potentially impact our overall revenues and earnings if customers choose the services of these new market entrants. While we closely monitor technology disruptors, we also continue to adapt by increasing our investment in technology and innovation to keep pace with dynamic client expectations. This includes improving our mobile and internet banking capabilities, building new branch formats, and refining our credit decisioning, analytic and modelling data and tools and, where appropriate, bringing new and enhanced customer solutions to market. We further mitigate this risk by providing our customers with access to banking services across different channels, focusing on improving customer loyalty and trust, enhancing our advanced data and analytical tools, and leveraging current and future partnerships in order to deliver an exceptional customer experience with reduced costs and simplified processes. However, matching the pace of innovation exhibited by new and differently-situated competitors may require us and policy-makers to adapt at a faster pace.

The six major banks play a prominent role in the Canadian banking system, each maintaining an extensive and evolving branch network, augmented by automated banking machines, as well as telephone, internet, and mobile banking systems. The industry is considered mature with moderate growth, supported by an overall focus on productivity, investments in infrastructure and technology integration. Although the major banks offer similar products and services, they compete on offerings, pricing, service models and technology, as well as entering into partnerships and alliances, with a goal of gaining a strategic advantage and serving customers better. Increased competition is also evident in the drive for scale and operating efficiencies.

BMO’s Canadian P&C banking business is one of the top five in Canada in all core product areas, providing a full range of lending, deposit and treasury management products and services to eight million customers. Canadian P&C continues to focus on strengthening customer loyalty in order to generate growth in a competitive environment, as well as increasing digital capabilities to augment the customer experience. Personal Banking provides customers with a wide range of products and services, including chequing and savings accounts, credit cards, mortgages and everyday financial and investment advice. Our employees are focused on providing exceptional service to all of our customers every time they interact with us.

Canadian P&C’s award winning1 commercial bank possesses a strong competitive position in commercial lending, with a number two market share for business loans of up to $25 million. Commercial Banking provides small business and commercial banking customers with a broad suite of commercial products and services, including business deposit accounts, commercial credit cards, business loans and commercial mortgages, cash management solutions, foreign exchange and specialized banking programs. Our Commercial bankers partner with our customers to help them grow and manage their business.

1 In 2018, the Bank was named the Best Commercial Bank in Canada by World Finance Magazine for the fourth consecutive year.

In Canada, Wealth Management competes with domestic banks, insurance companies, trust companies, global private banks, investment counselling firms, and mutual fund companies. Wealth Management’s Canadian businesses have strong brand recognition and market position. Wealth Management has a strong market share in each of its full-service brokerage, online brokerage, and private banking businesses and investment funds. In the United States, Wealth Management competes primarily in U.S. personal wealth and asset management, with our strategic presence in the Chicago and Milwaukee area and in select high-growth wealth markets across the country. In EMEA and Asia, Wealth Management competes primarily in asset management through BMO Global Asset Management.

BMO Capital Markets operates in a highly competitive environment and our businesses face a diverse range of competitors. With approximately 2,700 professionals in 33 locations around the world, including 19 offices in North America, BMO Capital Markets works proactively with clients to provide innovative ideas and tailored financial solutions. Our success is based on a highly integrated, client-focused North American capital markets business with a well-diversified platform and business mix – by sector, geography, product and currency. This includes a strong, scalable and relevant U.S. business, and strong risk management and regulatory compliance practices.

Competition in the United States is more complex than in Canada, given the market’s size and activity, as well as personal and commercial banking competitors at the community, regional, and national level, plus other financial service providers. U.S. P&C operations are primarily based in the six states of the U.S. Midwest (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas). In addition, our personal business serves customers in Arizona and Florida, while our commercial business provides targeted nationwide coverage for key specialty sectors. The personal and commercial banking environment is vibrant and competitive, and with a rising rate environment, there is added pressure on deposit market share. Indicators of sustainable economic growth within our footprint include unemployment rates that are at historic lows, higher consumer and commercial spending amid lower income taxes, encouraging credit growth and a healthy housing market. Financial conditions reflect improved business spend, driven by economic growth and the benefit from corporate tax reform. The main risks to the U.S. economic outlook relate to trade protectionism, geopolitical tensions and the possibility of rising inflation. The commercial business remains the engine of our growth, as our main priorities are to build out a presence in new markets, accelerate growth in existing markets and deepen our relationships with our current customers. We’re committed to achieving growth in loans that leads our peer group by investing in talent and enhancing the customer experience. We’re also committed to the development of our personal banking business through the adoption of digital solutions and progressive product offerings as we align our strategic initiatives with market trends and consumer needs. Our initiatives include operational efficiencies, market penetration efforts, online mobility and product offering enhancements. To support these initiatives as they begin to drive customer adoption and growth, we’re investing in competitive digital capabilities that address the needs of our current and potential customers.

Consolidation has been underway in the financial services industry in Canada and the United States in recent years. This affects trust companies, mutual fund managers, life insurers, and credit unions. Canadian federal government policy discourages large banks from merging. It is uncertain whether this will change in the near future but further consolidation and increased competition in the financial services industry overall is likely.

This Competition section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

Environmental, Social and Governance Issues

The Bank publishes an Environmental, Social and Governance Report and Public Accountability Statement, outlining how the Bank is addressing environmental, social, and governance issues. This report and other related information is available on the Bank’s website, www.bmo.com. Additional information about our environmental and social risks is under the heading “Risks that May Affect Future Results – Other Factors that May Affect Future Results – Environmental Events” and “Environmental and Social Risk” in the Enterprise-Wide Risk Management section on page 81 and pages 115-116 of the 2018 MD&A, which we incorporate herein by reference.

DIVIDENDS

You can find information about the Bank’s dividends paid or payable per share on the common shares and each outstanding series of preferred shares in each of the three most recently completed years in Note 16 of the 2018 Financial Statements and under the heading “Outstanding Shares and NVCC Capital Instruments” on page 75 of the 2018 MD&A, which Note and page we incorporate herein by reference.

We cannot declare dividends on our preferred or common shares if paying those dividends would contravene the capital adequacy, liquidity, or other regulations under the Bank Act. Also, we cannot pay common share dividends unless we have paid all dividends declared and payable on the Bank’s preferred shares or set aside sufficient funds to do so. The Board of Directors determines the amount and payment of future dividends. The determination by the Board of Directors depends on the Bank’s operations, financial condition, cash requirements, future regulatory restrictions on the payment of dividends, and other factors the Board of Directors finds relevant. You can find information about our dividends and our dividend payout range on page 75 of the 2018 MD&A, which we incorporate herein by reference.

DESCRIPTION OF CAPITAL STRUCTURE

The following summarizes certain provisions of our common and preferred shares. This summary is qualified in its entirety by the actual terms and conditions of such shares. For more detail on the Bank’s capital structure, see pages 71 to 75 of the 2018 MD&A and Notes 16 and 19 of the 2018 Financial Statements. We incorporate those pages and Notes by reference.

Description of Common Shares

The authorized capital of the Bank includes an unlimited number of common shares without nominal or par value for unlimited consideration. The holders of common shares are entitled to:

(i)	Vote at all Bank shareholders’ meetings, except for meetings where only holders of a specified class or series of shares are entitled to vote.

(ii)	Receive dividends as and when declared by the Board of Directors, subject to the preference of the Bank’s holders of preferred shares.

(iii)	Receive the remaining property of the Bank if it is liquidated, dissolved, or wound up, only after paying the Bank’s holders of preferred shares and paying all outstanding debt.

Description of Preferred Shares

The authorized capital of the Bank includes an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency. The following describes certain general terms and conditions of the preferred shares.

Certain Conditions of the Class A Preferred Shares as a Class

Issuable in Series

From time to time, the Board of Directors may resolve to issue Class A Preferred Shares in one or more series with rights, privileges, restrictions, and conditions, which the Board of Directors may also decide. As at December 3, 2018, there were no outstanding Class A Preferred Shares.

The Class A Preferred Shares of each series rank equally to all other series of Class A and Class B Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding up of the Bank.

Creating and Issuing Shares

Under the Bank Act, we need approval from the holders of Class A Preferred Shares to create any other class of shares with equal or superior rank to Class A Preferred Shares. Shareholders must give this approval as set out below in “Shareholder Approvals.” The Bank Act and other laws may also require other forms of approval.

We do not require shareholder approval to create or issue additional Class A Preferred Shares or shares of equal rank if, on the date they are created or issued, we have declared and paid or set apart for payment all dividends payable on cumulative and non-cumulative Class A Preferred Shares, including for the most recently completed fiscal period.

Voting Rights

The holders of the Class A Preferred Shares only have voting rights as a class on certain matters (see below) or as the law requires.

Shareholder Approvals

Holders of the Class A Preferred Shares can give their approval if 66 2/3% or more holders casting vote in favour of doing so at a meeting where the majority of Class A Preferred Shares is represented, or if no quorum is present at such a meeting, at an adjourned meeting at which no quorum requirements apply.

Certain Conditions of the Class B Preferred Shares as a Class

Issuable in Series

From time to time, the Board of Directors may resolve to issue Class B Preferred Shares in one or more series with rights, privileges, restrictions, and conditions, which the Board of Directors may also decide.

The Class B Preferred Shares of each series rank equally to all the other series of Class B and Class A Preferred Shares and are entitled to preference over the common shares and any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding up of the Bank.

Creating and Issuing Shares

Under the Bank Act, we need approval from holders of Class B Preferred Shares to create any other class of shares with equal or superior rank to Class B Preferred Shares. The Bank Act or other laws may also require other forms of approval.

We do not require shareholder approval to create or issue additional Class B Preferred Shares or shares of equal rank if, on the date they are created or issued, we have declared and paid or set apart for payment all dividends payable on cumulative and non-cumulative Class B Preferred Shares, including for the most recently completed fiscal period. As at December 3, 2018, none of the outstanding Class B Preferred Shares have the right to cumulative dividends.

Voting Rights

The holders of the Class B Preferred Shares only have voting rights as a class on certain matters (see below) or as the law requires.

Shareholder Approvals

Holders of the Class B Preferred Shares can give their approval if 66 2/3% or more holders casting vote in favour of doing so at a meeting where the majority of Class B Preferred Shares is represented, or if no quorum is present at such meeting, at an adjourned meeting at which no quorum requirements apply.

Contingent Conversion of Certain Series of Class B Preferred Shares

Upon the occurrence of certain specified trigger events relating to the viability of the Bank, the Class B Preferred Shares Series 27 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 29 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 31 (Non-Viability Contingent Capital) (NVCC)), Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 35 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 36 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 38 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 40 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 42 (Non-Viability Contingent Capital (NVCC)) and Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC)) will immediately and automatically be converted into common shares of the Bank. The number of common shares into which such Class B Preferred Shares would be converted upon the occurrence of such a trigger event will be determined in accordance with a pre-determined conversion formula specified at the time of issuance of such Class B Preferred Shares.

Restraints on Bank Shares under the Bank Act

The Bank Act restricts the beneficial ownership of shares of a bank. No person may be a major shareholder of a bank if the bank has equity of $12 billion or more, which applies to the Bank. A major shareholder is defined as a person, or group of persons under common control or acting jointly or in concert, that beneficially owns more than 20% of any class of voting shares or more than 30% of any class of non-voting shares of the bank.

In addition, no person may have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance. A person has a significant interest in a class of shares of a bank when the person, or group of persons under common control or acting jointly or in concert, beneficially owns more than 10% of any class of shares of the bank.

Governments and their agents are also restricted from acquiring shares of a bank, except for certain cases that require the Minister of Finance’s consent.

Ratings

The following table sets out ratings the Bank has received for its outstanding securities from the rating agencies, which are current as at December 3, 2018.

	S&P		Moody’s		DBRS		Fitch
	Rating	Rank[1]	Rating	Rank[1]	Rating	Rank[1]	Rating	Rank[1]

Short-term instruments	A-1	1 of 6	P-1	1 of 4	R-1 (high)	1 of 6	F1+	1 of 6
Senior debt[4]	A-	3 of 10	A2	3 of 9	AA (low)	2 of 10	AA-	2 of 10

Long Term Deposits / Legacy Senior Debt[5]	A+	3 of 10	Aa2	2 of 9	AA	2 of 10	AA-	2 of 10
Subordinated debt Subordinated debt – NVCC[2]	A- BBB+	3 of 10 4 of 10	Baa1 Baa1	4 of 9 4 of 9	A (high) A (low)	3 of 10 3 of 10	A+ A+	3 of 10 3 of 10

Preferred shares[3] Preferred shares – NVCC[2,3]	BBB BBB-	4 of 10 4 of 10	Baa3 Baa3	4 of 9 4 of 9	Pfd-2 (high) Pfd-2	2 of 6 2 of 6	N/A N/A	N/A N/A
Trend/Outlook	Stable	--	Stable	--	Stable	--	Stable	--

Notes: 1 Rank, according to each rating agency’s public website, refers to the assigned ratings ranking of all major assignable ratings for each debt or share class, 1 being the highest. Each assignable major rating may be modified further (+/-, high/low) to show relative standing within the major rating categories.

2 Non-viability contingent capital or NVCC.

3 It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.

4 Subject to conversion under the Bank Recapitalization (“Bail-In”) Regime. Defined as “Junior Senior Unsecured” by Moody’s, “Bail-in Eligible Senior Debt” by S&P, “Bail-in Eligible Debt” by Fitch, and “Bailinable Senior Debt” by DBRS.

5 Long Term Deposits / Legacy Senior Debt Includes: (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the Bank Recapitalization (“Bail-In”) Regime. Defined as “Senior Unsecured” by Moody’s and S&P; and “Legacy Senior” by Fitch and DBRS.

A definition of the categories of each rating as at December 3, 2018 from each rating agency’s website is outlined in Appendix II to this Annual Information Form. Further information may be obtained from the applicable rating agency. S&P, Moody’s DBRS and Fitch each have a stable outlook on BMO’s long-term credit ratings.

On April 19, 2018, following the finalization of the Bail-In Regime in Canada, DBRS changed the trend to Stable from Negative on the long-term issuer ratings, senior debt ratings and deposit ratings of Bank of Montreal; ratings of legacy subordinated debt were downgraded by one notch for all Canadian domestic systemically important banks.

On July 16, 2018, Moody’s took various actions on its ratings of Canadian banks following the introduction of a bank resolution framework. The actions included an upgrade to the ratings for BMO’s senior unsecured debt and junior subordinated bank debt (NVCC). The outlook was changed to Stable from Negative.

On August 14, 2018, S&P upgraded its stand-alone credit profile on BMO to ‘a’ from ‘a-‘, to reflect improvements in its assessment of BMO’s risk position. S&P affirmed its ‘A+/A-1’ long-term and short-term issuer credit ratings on BMO and its operating subsidiaries, and the outlook remains Stable. At the same time, S&P raised its ratings on BMO’s subordinated debt and additional Tier 1 instruments by one notch, reflecting improvements in the bank’s stand-alone creditworthiness.

All of the rating agencies have also assigned provisional ratings to senior unsecured debt subject to the Bail-In Regime. Moody’s, S&P, Fitch and DBRS have assigned provisional ratings of A2, A-, AA- and AA (low) respectively.

The credit ratings that external rating agencies assign to some of our securities are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows the Bank to access the capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our cost of funds would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 of the 2018 Financial Statements.

Credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot know for certain that a rating will remain in effect for any given period of time or that a rating agency will not revise or withdraw it entirely in the future.

The Bank paid fees to credit rating agencies to obtain its credit ratings. The Bank may also pay fees for other services from credit rating agencies in the ordinary course of business.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding common shares of the Bank are listed for trading on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the trading symbol BMO. The outstanding preferred shares of the Bank set out below are listed on the TSX with the following trading symbols: BMO.PR.Q for the Class B Preferred Shares Series 25, BMO.PR.A for the Class B Preferred Shares Series 26, BMO. PR.S for the Class B Preferred Shares Series 27 (Non-Viability Contingent Capital (NVCC)), BMO.PR.T for the Class B Preferred Shares Series 29 (Non-Viability Contingent Capital (NVCC)), BMO. PR.W for the Class B Preferred Shares Series 31 (Non-Viability Contingent Capital (NVCC)), BMO.PR.Y for the Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC)), BMO.PR.Z for the Class B Preferred Shares Series 35 (Non-Viability Contingent Capital (NVCC)), BMO.PR.B for the Class B Preferred Shares Series 38 (Non-Viability Contingent Capital (NVCC)), BMO.PR.C for the Class B Preferred Shares Series 40 (Non-Viability Contingent Capital (NVCC)), BMO.PR.D for the Class B Preferred Shares Series 42 (Non-Viability Contingent Capital (NVCC)) and BMO.PR.E for the Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC)).

The following table sets out the reported high and low trading prices in Canadian dollars and the trading volumes of the common and preferred shares of Bank of Montreal on the TSX for the given periods. Prices are based on the reported data from the TSX Historical Data Access. The Class B Preferred Shares Series 16 (BMO.PR.M) and the Class B Preferred Shares Series 17 (BMO.PR.R) were redeemed by the Bank on August 25, 2018.

	BMO Common Shares	PR.M Series 16	PR.R Series 17	PR.Q Series 25	PR.A Series 26	PR.S Series 27	PR.T Series 29	PR.W Series 31	PR.Y Series 33	PR.Z Series 35	PR.B Series 38	PR.C Series 40	PR.D Series 42	PR.E Series 44
November 2017
- High Price ($)	100.00	24.96	24.98	22.79	22.59	24.04	23.35	23.41	24.92	25.40	26.47	25.94	25.75	n.a.
- Low Price ($)	97.51	24.72	24.55	22.34	22.10	23.70	22.95	22.80	24.40	25.10	26.08	25.35	25.25	n.a.
- Volume	21,343,615	447,688	68,430	115,368	12,809	332,286	270,684	383,788	45,738	69,616	165,697	521,034	279,647	n.a.
December 2017
- High Price ($)	101.62	25.08	25.07	23.94	23.28	24.00	23.38	23.15	25.10	25.49	26.37	25.95	25.59	n.a.
- Low Price ($)	98.61	24.88	24.74	22.25	22.38	23.03	22.31	22.25	24.06	25.10	25.90	25.25	25.00	n.a.
- Volume	24,355,569	149,078	17,816	101,896	24,158	364,439	364,974	159,955	135,638	49,477	784,350	158,506	289,015	n.a.
January 2018
- High Price ($)	105.55	25.28	25.08	23.44	23.43	24.71	24.25	24.00	25.34	25.49	26.46	25.90	25.59	n.a.
- Low Price ($)	100.04	24.86	24.89	22.66	22.73	23.89	23.30	23.16	24.44	25.00	26.04	25.26	25.15	n.a.
- Volume	30,215,256	226,456	217,007	130,419	45,624	329,238	683,200	166,754	81,272	195,495	412,647	286,343	349,357	n.a.
February 2018
- High Price ($)	101.35	24.95	24.85	22.93	22.88	24.40	23.94	23.57	24.86	25.10	26.49	25.57	25.42	n.a.
- Low Price ($)	93.60	24.66	24.68	22.28	22.49	23.58	23.18	22.92	24.27	24.76	25.75	25.15	24.90	n.a.
- Volume	32,985,346	594,430	233,757	96,055	13,511	170,388	320,233	434,421	50,317	132,010	135,200	315,865	332,189	n.a.
March 2018
- High Price ($)	99.92	24.82	24.97	22.60	22.98	23.98	23.56	23.26	24.55	24.87	26.30	25.42	25.25	n.a.
- Low Price ($)	95.58	24.75	24.66	22.16	22.45	23.47	22.99	22.70	24.10	24.42	25.94	25.10	24.98	n.a.
- Volume	33,321,359	25,591	21,115	77,609	12,700	198,153	149,977	148,767	109,982	67,269	454,126	372,238	253,797	n.a.
April 2018

- High Price ($)	98.59	25.05	25.04	22.95	23.10	23.66	23.03	22.78	24.55	25.05	26.26	25.59	25.55	n.a.
- Low Price ($)	94.67	24.70	24.80	22.20	22.45	23.10	22.57	22.42	24.03	24.47	25.83	25.18	25.00	n.a.
- Volume	22,724,888	136,682	37,355	236,947	15,960	253,421	453,247	179,848	42,910	51,103	176,444	274,428	153,576	n.a.
May 2018
- High Price ($)	102.29	24.95	25.00	23.31	23.60	24.14	23.67	23.50	24.89	25.07	26.45	25.63	25.39	n.a.
- Low Price ($)	96.97	24.76	24.80	22.55	23.01	23.30	22.69	22.50	24.19	24.65	25.95	25.17	25.05	n.a.
- Volume	31,037,783	203,788	378,234	211,579	12,639	724,572	285,792	140,792	55,470	40,890	193,714	95,867	249,445	n.a.
June 2018
- High Price ($)	103.89	25.14	25.10	23.11	23.42	23.70	23.34	23.10	24.88	25.35	26.27	25.42	25.09	n.a.
- Low Price ($)	99.78	24.90	24.76	22.62	23.10	23.23	23.05	22.84	24.52	24.82	26.08	25.08	24.82	n.a.
- Volume	28,311,180	67,442	112,900	37,942	7,830	447,445	137,203	234,400	31,908	57,070	164,694	229,456	221,594	n.a.
July 2018
- High Price ($)	104.68	25.20	25.15	23.26	23.57	23.77	23.48	23.31	24.88	25.34	26.47	25.55	25.39	n.a.
- Low Price ($)	101.31	25.12	24.96	22.70	23.12	23.23	23.02	22.84	24.36	24.96	26.08	25.10	24.93	n.a.
- Volume	18,980,616	45,035	398,120	57,230	12,904	147,335	258,354	253,072	356,578	36,146	113,117	581,387	211,752	n.a.
August 2018
- High Price ($)	107.93	24.99	25.00	23.70	24.00	23.87	23.35	23.27	24.74	25.50	26.29	25.55	25.50	n.a.
- Low Price ($)	102.26	24.97	24.97	22.95	23.25	23.50	23.10	22.98	24.50	24.89	26.09	25.27	25.11	n.a.
- Volume	26,588,582	76,315	359,727	268,049	29,636	114,377	415,311	389,001	63,037	67,616	183,284	455,240	229,247	n.a.
September 2018
- High Price ($)	109.00	n.a.	n.a.	23.68	24.52	23.86	23.35	23.22	24.70	25.40	26.27	25.56	25.55	25.15
- Low Price ($)	105.51	n.a.	n.a.	23.41	23.93	23.39	22.93	22.69	24.39	25.00	25.93	25.27	25.04	24.90
- Volume	24,532,187	n.a.	n.a.	174,642	27,463	487,613	501,575	138,720	171,270	27,526	119,327	200,162	307,788	2,796,859
October 2018
- High Price ($)	107.64	n.a.	n.a.	23.51	24.40	23.99	23.99	23.57	24.96	25.10	26.29	25.99	25.95	25.48
- Low Price ($)	97.39	n.a.	n.a.	23.03	23.91	22.25	22.03	21.95	23.50	24.12	25.45	24.96	24.50	24.71
- Volume	36,190,464	n.a.	n.a.	105,156	33,575	208,892	527,672	208,805	64,534	56,538	154,299	492,885	423,175	1,489,319

Prior Sales

From time to time, the Bank issues principal at risk notes, securities for which the amount payable at maturity is determined by reference to the price, value or level of an underlying interest such as a stock index, an exchange traded fund or a notional portfolio of equities or other securities. For information about the Bank’s issuances of subordinated indebtedness since October 31, 2017, see the “Subordinated Debt” section on page 68 of our 2018 MD&A and Note 15 of our 2018 financial statements, which section and note are incorporated herein by reference.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

As at December 3, 2018, the following were directors of the Bank.

DIRECTOR NAME AND PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE	DIRECTOR SINCE
Jan Babiak Corporate Director	Nashville, Tennessee USA	October 23, 2012
Sophie Brochu, C.M. President and Chief Executive Officer Énergir, a diversified energy company	Bromont, Québec Canada	March 22, 2011
Craig Broderick Senior Director Goldman, Sachs & Co., a global investment bank	Greenwich, Connecticut	August 27, 2018
George A. Cope, C.M. President and Chief Executive Officer BCE and Bell Canada, communications companies	Toronto, Ontario Canada	July 25, 2006
Christine Edwards Capital Partner Winston & Strawn LLP, a law firm	Lake Forest, Illinois U.S.A.	August 1, 2010
Dr. Martin S. Eichenbaum Charles Moskos Professor of Economics Northwestern University	Glencoe, Illinois U.S.A.	March 31, 2015
Ronald H. Farmer Managing Director Mosaic Capital Partners, a management and holding company	Markham, Ontario Canada	November 25, 2003
David Harquail Chief Executive Officer Franco-Nevada Corporation, a royalty and streaming company	Toronto, Ontario	April 5, 2018
Linda S. Huber Corporate Director	New York, New York U.S.A.	April 4, 2017

DIRECTOR NAME AND PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE	DIRECTOR SINCE
Eric R. La Flèche President and Chief Executive Officer Metro Inc., a food retailer and distributor	Montreal, Québec Canada	March 20, 2012
Lorraine Mitchelmore Corporate Director	Calgary, Alberta Canada	March 31, 2015
Philip S. Orsino, O.C., F.C.A. President and Chief Executive Officer Brightwaters Strategic Solutions Inc., a consulting and advisory services company	Toronto, Ontario Canada	July 1, 1999
J. Robert S. Prichard, O.C., O.Ont., FRSC Chairman of the Board, Bank of Montreal Non-Executive Chair, Torys LLP, a law firm	Toronto, Ontario Canada	July 18, 2000
Darryl White Chief Executive Officer BMO Financial Group	Toronto, Ontario Canada	May 24, 2017
Don M. Wilson III Corporate Director	Vero Beach, Florida U.S.A	March 28, 2008

A director of the Bank holds office until the next annual meeting of shareholders or until a successor is elected or appointed, unless their seat is vacated before they can do so.

Since November 1, 2013, the directors have held the principal occupations above, or other positions with the same, predecessor, or associated firms except for Mr. Broderick who before January 2018 was Chief Risk Officer of Goldman Sachs & Co., Ms. Huber who before July 2018 was the Executive Vice-President and Chief Financial Officer of Moody’s Corporation, Mr. Orsino, who, before April 2014, was the President and Chief Executive Officer of Jeld-Wen Inc., Ms. Mitchelmore, who before July 2018 was the President and Chief Executive Officer of Enlighten Innovations Inc. and before January 2016, was the President, Canada Country Chair & Executive Vice President, Heavy Oil, Shell Canada Limited and Mr. White who, from November 2016 until October 2017 was Chief Operating Officer of the Bank, from November 2014 until October 2016, was Group Head, BMO Capital Markets, and, from April 2012 until October 2014, was Global Head, Investment and Corporate Banking.

Board Committee Members

There are four committees of the Board of Directors made up of the following members:

Audit and Conduct Review Committee: Jan Babiak (Chair), Sophie Brochu, Dr. Martin S. Eichenbaum, David Harquail, Linda S. Huber and Philip Orsino.

Governance and Nominating Committee: Christine Edwards (Chair), Jan Babiak, George Cope, Ronald Farmer, Robert Prichard, and Don Wilson III.

Human Resources Committee: Ronald Farmer (Chair), George Cope, Christine Edwards, Lorraine Mitchelmore, Robert Prichard and Don Wilson III.

Risk Review Committee: Don Wilson III (Chair), Craig Broderick, Christine Edwards, Dr. Martin S. Eichenbaum, Ronald Farmer, Linda Huber, Eric La Flèche, Lorraine Mitchelmore, Philip Orsino and Robert Prichard.

Executive Officers

At December 1, 2018, the following were executive officers of the Bank:

EXECUTIVE OFFICER NAME	PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE
Darryl White	Chief Executive Officer	Toronto, Ontario Canada
Dan Barclay	Group Head, BMO Capital Markets	Toronto, Ontario Canada
David R. Casper	Chief Executive Officer, BMO Financial Corporation and Group Head, North America Commercial Banking	Northbrook , Illinois U.S.A.
Patrick Cronin	Chief Risk Officer	Toronto, Ontario Canada
Simon A. Fish	General Counsel	Toronto, Ontario Canada
Thomas E. Flynn	Chief Financial Officer	Toronto, Ontario Canada
Cameron Fowler	President, North American Personal and Business Banking	Toronto, Ontario Canada
Ernie Johannson	Group Head, U.S. Personal and Business Banking	Toronto, Ontario Candida
Gilles G. Ouellette	Group Head, BMO Asset Management and Vice-Chair, International	Toronto, Ontario Canada
Catherine Roche	Head, Marketing and Strategy	Toronto, Ontario Canada

EXECUTIVE OFFICER NAME	PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE
Joanna Rotenberg	Group Head, BMO Wealth Management	Toronto, Ontario Canada
Richard Rudderham	Chief Human Resources Officer	West Vancouver, British Columbia Canada
Steve Tennyson	Chief Technology Officer & Operations Officer	Toronto, Ontario Canada

All the executive officers named above have held their present positions or other senior positions with Bank of Montreal or its subsidiaries for the past five years, except for Catherine Roche who, prior to May 2016, was Partner and Managing Director at the Boston Consulting Group.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at October 31, 2018, the directors and executive officers of Bank of Montreal, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 318,887 common shares of Bank of Montreal, representing less than 0.1% of Bank of Montreal’s issued and outstanding common shares.

Additional Disclosure for Directors and Executive Officers

To the Bank’s knowledge, no director or executive officer of the Bank:

(a)	is, as at October 31, 2018, or was, within the 10 years before, a director, chief executive officer or chief financial officer of any company (including the Bank):

(i)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at October 31, 2018, or has been, within the 10 years before, a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before October 31, 2018, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the Bank’s knowledge, none of our directors or executive officers have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of certain legal proceedings to which the Bank is a party appears under the heading “Legal Proceedings” in Note 24 of the 2018 Financial Statements.

In the ordinary course of business, the Bank and its subsidiaries may be assessed fees or fines by a Canadian securities regulatory authority in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank. In addition, the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, and accordingly fees, administrative penalties, settlement agreements and sanctions may be categorized differently by certain regulators. Any such penalties imposed under these categories against the Bank and its subsidiaries in the 2018 fiscal year, however, are not material, nor would they likely be considered important to a reasonable investor in making an investment decision. Since November 1, 2017, the Bank and its subsidiaries have not entered into any material settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Bank’s common and preferred shares is Computershare Trust Company of Canada. This agent has transfer facilities in Montreal, Toronto, Calgary and Vancouver. In addition, Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as transfer agents and registrars for the common shares in Bristol, United Kingdom and Canton, Maine, respectively.

INTERESTS OF EXPERTS

The Bank’s Shareholders’ Auditors are KPMG LLP, who have prepared the Shareholders’ Auditors’ Reports on pages 141 and 142 of the 2018 Financial Statements. KPMG LLP have confirmed that they are independent with respect to the Bank and within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Bank under all relevant United States professional and regulatory standards.

AUDIT AND CONDUCT REVIEW COMMITTEE INFORMATION

Composition of the Audit and Conduct Review Committee

The following six members make up the Bank’s Audit and Conduct Review Committee: Jan Babiak (Chair), Sophie Brochu, Dr. Martin S. Eichenbaum, David Harquail, Linda S. Huber and Philip Orsino. The Committee’s responsibilities and duties are set out in the Committee’s charter. We include the charter in Appendix I to this Annual Information Form.

The Board of Directors has determined that the members of the Audit and Conduct Review Committee reflect a high level of financial literacy and expertise. Each member of the Audit and Conduct Review Committee is “independent” and “financially literate” according to the definitions under Canadian and United States securities laws and the NYSE corporate governance listing standards, and each of Ms. Babiak, Ms. Huber and Mr. Orsino is an “Audit Committee Financial Expert” as defined under United States securities laws. The Board bases these decisions on each Committee member’s education and experience. The following paragraphs describe the relevant education and experience of each Committee member:

Ms. Babiak holds a B.B.A. in accounting from the University of Oklahoma and an M.B.A. from Baldwin Wallace University. She is a Chartered Accountant in the United Kingdom and a Certified Public Accountant in the United States. Ms. Babiak serves on the boards of other public and private companies and was formerly a Managing Partner at Ernst & Young LLP.

Ms. Brochu is a graduate in economics from Université Laval and is the President and Chief Executive Officer of Énergir (formerly Gaz Metro), part of Valener Inc., a publicly traded company. Ms. Brochu also serves on the board of another Canadian public company. Ms. Brochu is a member of the Order of Canada.

Dr. Eichenbaum received a B.Comm from McGill University and a Doctorate in Economics from the University of Minnesota. He serves on the advisory council of the Global Markets Institute at Goldman Sachs. He completed a four-year term as co-editor of the American Economic Review in 2015. He has served as a consultant to the Federal Reserve Banks in Atlanta and Chicago and the International Monetary Fund.

Mr. Harquail is Chief Executive Officer of Franco-Nevada Corporation, a publicly traded company. He is also the current Chair of the World Gold Council which works to stimulate the demand for gold on behalf of the leading gold producers. Mr. Harquail has over 35 years of experience on public and non-profit boards and task force advisories. He is currently active on the United Way Toronto & York Region Campaign Cabinet. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University in Sudbury as well as the Centre for Neuromodulation at Sunnybrook Health Sciences Centre in Toronto.

Ms. Huber was formerly Executive Vice President and Chief Financial Officer of Moody’s Corporation, with executive responsibility for the corporation’s global finance, information technology, communications and corporate services functions, as well as the The Moody’s Foundation. Before joining Moody’s in 2005, Ms. Huber served in several senior roles in financial services, including Executive Vice President and Chief Financial Officer at U.S. Trust Company, a subsidiary of Charles Schwab & Company, Inc.; Managing Director at Freeman & Co.; Vice President of Corporate Strategy and Development and Vice President and Assistant Treasurer at PepsiCo. Ms. Huber holds an M.B.A. from the Stanford Graduate School of Business and a B.S. (with high honors) in business and economics from Lehigh University.

Mr. Orsino has a B.A. from University of Toronto and is a Fellow of the Chartered Professional Accountants of Canada. He is the President and Chief Executive Officer of Brightwaters Strategic Solutions Inc., a consulting and advisory services company. He was formerly the President and Chief Executive Officer of Jeld-Wen Inc., a global integrated manufacturer of building products until April 2014, and was also formerly the President and Chief Executive Officer of Masonite International Corporation until October 2005, which was listed on the TSX and NYSE. Mr. Orsino was appointed an Officer of the Order of Canada in 2004 and received the 2003 Canada’s Outstanding CEO of the Year Award.

Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees

For information about the fees paid to KPMG LLP, in the years ended October 31, 2018 and 2017, and the related pre-approval policies and procedures, see page 122 of the 2018 MD&A, which we incorporate herein by reference.

ADDITIONAL INFORMATION

You can find additional information about Bank of Montreal on the Bank’s web site at www.bmo.com/investorrelations, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC’s web site at www.sec.gov/edgar.

Our proxy circulars contain more information, including directors’ and executive officers’ compensation, debt, and shareholdings under equity compensation plans. The most recent circular is dated February 12, 2018, in connection with the Bank’s Annual Meeting of Shareholders on April 5, 2018 (the 2018 Proxy Circular). We expect the next proxy circular to be dated as of February 7, 2019, in connection with the Bank’s Annual Meeting of Shareholders on April 2, 2019 (the 2019 Proxy Circular).

The 2018 Financial Statements and the 2018 MD&A for the fiscal year ended October 31, 2018 provide additional financial information.

You can get copies of this Annual Information Form, as well as copies of the 2018 Financial Statements, the 2018 MD&A, the Bank’s 2018 Annual Report, and the 2018 Proxy Circular (after we have mailed these documents to shareholders) by contacting us at:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone: 416 867 6785

Fax: 416 867 6793

Email: corp.secretary@bmo.com

APPENDIX I

BANK OF MONTREAL

AUDIT AND CONDUCT REVIEW COMMITTEE CHARTER

The Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the independent auditor’s qualifications, independence and performance; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics.

In addition, the Committee will also act as the audit and conduct review committee of Designated Subsidiaries.

PART I MANDATE

The Committee will, either directly or through one or more sub-committees, perform the duties set out in this Charter and such other duties as may be necessary or appropriate including:

1.1	Financial Reporting

1.1.1	reviewing, together with management and the Shareholders’ Auditors:

(i)	the appropriateness of, and any changes to, the Bank’s accounting and financial reporting;

(ii)	the accounting treatment, presentation and impact of significant risks and uncertainties;

(iii)	any material relevant proposed changes in accounting standards and securities policies or regulations;

(iv)	key estimates and judgments of management;

(v)	significant auditing and financial reporting issues and the method of resolution; and

(vi)	tax matters that are material to the financial statements.

1.1.2	reviewing, together with management and the Shareholders’ Auditors, and approving or, if appropriate, recommending to the Board:

(i)

prior to Board review or public disclosure, the audited annual and unaudited interim financial statements and related management’s discussion and analysis, the annual information form, and any other financial or non-financial (as considered appropriate) information in material public disclosure documents (other than earnings coverage ratios, capitalization tables and summary financial information derived from any of the foregoing); and

(ii)	such returns to OSFI requiring review under the Bank Act (Canada);

1.1.3

seeking confirmation from management that the Bank’s annual and interim financial filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of the relevant date and for the relevant periods, prior to recommending to the Board for approval;

1.1.4	reviewing the types of information to be provided and types of presentations to be made to rating agencies and analysts (if any) relating to earnings guidance, and

1.1.5

satisfying itself that adequate procedures are in place for the review of financial information extracted or derived from the Bank’s financial statements that is to be publicly disclosed and has not otherwise been reviewed by the Committee.

1.2	Internal Controls

1.2.1

reviewing and approving the Bank’s Internal Control Corporate Policy and overseeing the design, implementation, maintenance and effectiveness of the Bank’s internal controls, including those related to the prevention, identification and detection of fraud; and reviewing and monitoring other Bank Corporate Policies as the Committee considers appropriate;

1.2.2	requiring management to design, implement, and maintain appropriate internal control procedures;

1.2.3	reviewing management’s certifications and assessment of the Bank’s internal control over financial reporting and the associated Shareholders’ Auditors’ report;

1.2.4	reviewing reports on the effectiveness of disclosure controls and procedures;

1.2.5

reviewing and discussing reports from management and the Chief Auditor as to the identification of any significant deficiencies or material weaknesses in the design or operation of the Bank’s internal control, risk management, and governance systems and processes, including controls over financial reporting; reviewing any recommendations, as well as remediation plans, including the status of remediation plans implemented by management to rectify any such deficiencies identified; and discussing whether similar or related deficiencies may exist elsewhere in the Bank; and

1.2.6	reviewing as required, correspondence relating to inquiries or investigations by regulators concerning internal controls.

1.3	Internal Audit Function

1.3.1

overseeing and reviewing at least annually the overall internal audit function, its resources and independence, and reviewing and approving the annual audit plan, including assurance that the audit plan is risk-based and encompasses appropriate audit coverage, audit cycle requirements, and provides a basis for reliance by the Committee;

1.3.2	reviewing and approving the Bank’s Corporate Audit Mandate setting out the terms of reference of the internal audit function and the Chief Auditor;

1.3.3

reviewing, and jointly with the Human Resources Committee, recommending to the Board, the appointment, re-assignment or dismissal of the Chief Auditor, as required; and annually assessing the effectiveness of the Chief Auditor, in conjunction with the Human Resources Committee, and reviewing and approving his or her mandate;

1.3.4

annually reviewing and approving the organizational structure, budget, resource plan and strategic priorities of this function and assessing its effectiveness having regard to its role as an independent control function;

1.3.5	reviewing the results of periodic independent reviews of the Corporate Audit function;

1.3.6	reviewing the quarterly report of the Chief Auditor, together with management’s response;

1.3.7	reviewing any other reports submitted to the Committee by the Chief Auditor; and

1.3.8	communicating directly with the Chief Auditor and participating in his or her initial and ongoing engagement and evaluation.

1.4	Shareholders’ Auditors

1.4.1	reviewing and evaluating the quality, independence, objectivity and professional skepticism of the Shareholders’ Auditors and the lead auditor;

1.4.2

annually reviewing the performance of the Shareholders’ Auditors including assessing their effectiveness and quality of service, to facilitate an informed recommendation on re-appointment of the Shareholders’ Auditors and, on a periodic basis, performing a comprehensive review of the performance of the Shareholders’ Auditors over multiple years to assess the audit firm, its independence and application of professional skepticism;

1.4.3	reviewing Shareholders’ Auditors’ audit findings reports with the Shareholders’ Auditors, the Chief Auditor, and management including:

(i)	the quality of the financial statements;

(ii)	the Shareholders’ Auditors’ evaluation of the Bank’s internal control over financial reporting;

(iii)

the degree of cooperation the Shareholders’ Auditors received from management; any problems or difficulties experienced by the Shareholders’ Auditors in conducting the audit, including management’s responses in respect thereof, any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(iv)	any concerns expressed by the Shareholders’ Auditors related to accounting and auditing matters, including the risk of material misstatements;

(v)	the appropriateness and quality of all critical accounting policies and practices used by the Bank and of the selection of new policies and practices; and

(vi)

any material judgments that have been discussed with management, the ramifications of their use and the Shareholders’ Auditors’ preferred treatment, as well as any other material communications with management, and advising the Board of these matters as considered appropriate;

1.4.4	overseeing the resolution of any disagreements between the Shareholders’ Auditors and management;

1.4.5	reviewing all material correspondence between the Shareholders’ Auditors and management related to audit findings;

1.4.6	reviewing the Shareholders’ Auditors’ report under Section 328 of the Bank Act (Canada);

1.4.7

obtaining and reviewing a report from the Shareholders’ Auditors at least annually addressing: (i) the Shareholders’ Auditors’ internal quality control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the Shareholders’ Auditors, or by any inquiry or investigation by governmental or professional authorities including the Canadian Public Accountability Board and the Public Company Accounting Oversight Board, within the preceding five years, respecting one or more audits carried out by the Shareholders’ Auditors; (iii) any steps taken to deal with any such issues; (iv) the Shareholders’ Auditors’ internal procedures to ensure independence; and (v) the delineation of all relationships between the Shareholders’ Auditors and the Bank;

1.4.8

reviewing any notices required to be communicated/delivered by the Shareholders’ Auditors to the Committee, including those required by the Canadian Public Accountability Board, Office of the Superintendent of Financial Institutions, and the U.S. Public Accounting Oversight Board, and taking such action and making recommendations to the Board as appropriate in connection therewith;

1.4.9

reviewing the terms of the Shareholders’ Auditors’ engagement, the annual audit plan, including assurance that the audit plan is risk-based and appropriately addresses the risks of material misstatement, as well as any change in the materiality level used by the Shareholders’ Auditors, and total fees payable and making recommendations to the Board as appropriate;

1.4.10

reviewing an annual written confirmation of the Shareholders’ Auditors that they are independent in accordance with applicable independence rules and report directly to the Committee, as representatives of the Bank’s shareholders;

1.4.11	reviewing and recommending to the Board the approval of the Bank’s Auditor Independence Standard;

1.4.12	pre-approving audit services and permitted non-audit services by the Shareholders’ Auditors in accordance with the Bank’s Auditor Independence Standard; and

1.4.13

reviewing and approving the Bank’s policies for hiring current or former partners or employees of the current or former Shareholders’ Auditors and reviewing the Shareholders’ Auditors’ partner rotation.

1.5	Finance, Legal and Regulatory Compliance Functions

1.5.1

reviewing and, jointly with the Human Resources Committee, recommending to the Board the respective appointment, re-assignment or dismissal of the Chief Financial Officer, the General Counsel and the Chief Compliance Officer, as required; and annually assessing, in conjunction with the Human Resources Committee, the effectiveness of the Chief Financial Officer, the General Counsel and the Chief Compliance Officer, and reviewing and approving their respective mandates;

1.5.2

reviewing and, jointly with the Human Resources Committee, recommending to the Board the appointment, re-assignment or dismissal of the Chief Anti-Money Laundering Officer, as required; and annually assessing, in conjunction with the Human Resources Committee, the effectiveness of the Chief Anti-Money Laundering Officer, and reviewing and approving his or her mandate;

1.5.3

annually reviewing and approving the organizational structure, budget, resource plan and strategic priorities of the finance, legal and compliance, and anti-money laundering functions and assessing their effectiveness having regard to their respective roles as independent control functions;

1.5.4	reviewing the results of periodic independent reviews of the finance and compliance functions; and

1.5.5	reviewing and overseeing the status of remediation plans implemented by management to rectify any deficiencies identified.

1.6	Financial Risk Management

1.6.1	monitoring the Bank’s major financial risk exposures and the steps management has taken to monitor and control such exposures; and

1.6.2	reviewing investments or transactions that could adversely affect the wellbeing of the Bank which the Shareholders’ Auditors or any officer of the Bank may bring to the Committee’s attention.

1.7	Legal and Regulatory Compliance

1.7.1	reviewing and approving the Legal, Regulatory and Reputation Risk Corporate Policy;

1.7.2

reviewing, with the Bank’s General Counsel and the Chief Compliance Officer, the adequacy and effectiveness of the Bank’s enterprise compliance program and the results of related monitoring and oversight activities;

1.7.3	reviewing an annual report on significant litigation matters and reviewing quarterly any material developments;

1.7.4	reviewing and approving the Bank’s Anti-Money Laundering and Anti-Terrorist Financing Program framework, including key policies and any significant amendments;

1.7.5	meeting, at least annually, with the Chief Anti-Money Laundering Officer and the Chief Auditor to review their respective reports on the Anti-Money Laundering and Anti-Terrorist Financing Program;

1.7.6	meeting annually with representatives of OSFI as a Committee or as part of the Board, to receive OSFI’s report on the results of its annual examination of the Bank; and

1.7.7	reviewing any other relevant reports of regulators to the Bank and any required action by management.

1.8	Business Conduct and Sustainability

1.8.1	reviewing and recommending for Board approval BMO’s Code of Conduct, and reviewing and approving the Bank’s Disclosure and Anti-Money Laundering and Anti-Terrorist Financing Corporate Policies;

1.8.2	approving any exceptions from BMO’s Code of Conduct, as appropriate;

1.8.3

assessing the effectiveness of the Bank’s governance frameworks aimed at (i) fostering an ethical culture, (ii) encouraging compliance with both the letter and spirit of applicable laws, regulations and consumer protections, and (iii) reducing misconduct;

1.8.4

reviewing procedures for the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal control over financial reporting or auditing matters; and the confidential anonymous submission of concerns by employees of the Bank regarding questionable accounting or auditing matters;

1.8.5	reviewing reports relating to employee and/or customer concerns received through the Office of the Ombudsman;

1.8.6	approving BMO’s environmental social and governance report and Public Accountability Statement prior to disclosure;

1.8.7

reviewing any “up the ladder” report received by the Committee in accordance with written procedures adopted by the Committee. The Bank’s “up the ladder” procedure, adopted by the Bank’s Legal Group, sets out reporting protocols that comply with s.307 of the Sarbanes Oxley Act of 2002 for the Bank’s lawyers in the event of a material violation of certain laws;

1.8.8	determining the necessity of, and overseeing any, investigations in connection with any “up the ladder” report; and

1.8.9	assessing the effectiveness of the Bank’s governance of sustainability issues.

1.9	Self Dealing

1.9.1	overseeing the effectiveness of self-dealing identification and procedures established by management for related and affected parties and monitoring compliance with applicable laws;

1.9.2

reviewing and approving as considered appropriate: (i) practices to identify related party transactions that could have a material effect on the stability or solvency of the Bank and; (ii) the measurement criteria and benchmarks for permitted related party transactions;

1.9.3	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and

1.9.4	reviewing reports to the Committee on related and affected party transactions.

1.10	Conflicts of Interest and Confidential Information

1.10.1	overseeing the Bank’s procedures to identify, resolve and, where possible, reduce incidences of, conflicts of interest;

1.10.2	overseeing the Bank’s procedures to restrict the use and disclosure of confidential information;

1.10.3	reviewing and approving the Bank’s Disclosure Corporate Policy;

1.10.4	reviewing reports to the Committee relating to the use and disclosure of customer and employee information; and

1.10.5	overseeing the Bank’s compliance with privacy legislation.

1.11	Consumer Protection Measures and Complaints

1.11.1

overseeing the Bank’s procedures to make disclosure of information to Bank customers as required by the Bank Act (Canada), the Trust and Loan Companies Act (Canada), and the Insurance Companies Act (Canada);

1.11.2	overseeing the Bank’s procedures for dealing with complaints;

1.11.3	reviewing the annual report of the Office of the Ombudsman on complaint resolution;

1.11.4	overseeing the Bank’s procedures for complying with obligations imposed by the Financial Consumer Agency of Canada and applicable U.S. regulatory agencies; and

1.11.5	reviewing reports to the Committee relating to disclosure of information to customers and complaints.

1.12	Aircraft and Chief Executive Officer Expense Accounts

1.12.1	reviewing and approving, on an annual basis, the report on Bank aircraft and Chief Executive Officer expense accounts; and

1.12.2	the chair of the Committee will review, on a quarterly basis, the report on Chief Executive Officer expense accounts.

PART II

COMPOSITION

2.1	Members

2.1.1

The Committee will consist of three or more directors as determined by the Board. At least a majority of the members of the Committee will not be “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee will be: (i) a director who is not an officer or employee of the Bank or an affiliate of the Bank; and (ii) “independent” for the purposes of applicable Canadian and United States securities laws and the New York Stock Exchange Rules.

2.1.2

Committee members will be Financially Literate or become so within a reasonable period after appointment to the Committee. At least one Committee member will qualify as an Audit Committee Financial Expert. Committee members will not serve on more than three public company audit committees without the approval of the Board.

2.1.3

The Board will, having considered the recommendation of the Governance and Nominating Committee, appoint the members of the Committee and the chair of the Committee annually following the meeting of the shareholders at which directors are elected each year. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of directors and increase the number of Committee members as it determines appropriate. If a member of the Committee becomes “affiliated” with the Bank for the purposes of the Bank Act (Canada), the member may continue as a member of the Committee with the approval of the Governance and Nominating Committee, in consultation with the Bank’s General Counsel. Any member of the Committee may be removed or replaced at any time by the Board.

2.1.4

In addition to any orientation provided by the Governance and Nominating Committee, the chair of the Committee will provide orientation to new members of the Committee with respect to their duties and responsibilities as members of the Committee.

2.1.5	The Committee may invite other directors to attend Committee meetings or otherwise provide input as needed to acquire additional specific skills as required to carry out its mandate.

PART III

COMMITTEE PROCEDURE

3.1	Meetings

3.1.1

The Committee will meet as frequently as it determines necessary but not less than once each quarter. Meetings may be called by the chair of the Board, the chair of the Committee or any two members of the Committee. The chair of the Committee must call a meeting when requested to do so by any member of the Committee, the Shareholders’ Auditors, the Chief Auditor, the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel

3.1.2

Notice of the time and place of each meeting of the Committee, other than ad hoc meetings, will be given to each member of the Committee and the Shareholders’ Auditors, not less than 48 hours before the time when the meeting is to be held. A quorum of the Committee will be a majority of its members. The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Committee. Each member is entitled to one vote in Committee proceedings.

3.1.3	Notice of the time and place of ad hoc meetings will be given to each member not less than two hours before the time when the meeting is to be held.

3.1.4

The chair of the Committee will preside at all meetings of the Committee at which he or she is present and will, in consultation with the Chief Financial Officer, the Chief Auditor, the General Counsel and the Shareholders’ Auditors, develop the agenda for each Committee meeting. The agenda for each meeting of the Committee, other than ad hoc meetings, will be delivered together with such other materials as the chair determines necessary, to each member of the Committee at least 48 hours prior to the meeting. The chair will designate from time to time a person who may be, but need not be, a member of the Committee, to be secretary of the Committee. Minutes will be kept of all meetings of the Committee and will be maintained by the Bank’s Corporate Secretary.

3.1.5	The procedure at meetings is to be determined by the Committee unless otherwise determined by the By-Laws of the Bank, by a resolution of the Board or by this Charter.

3.1.6

The Committee will meet at least quarterly in separate private sessions with each of the Shareholders’ Auditors and the Chief Auditor, and as appropriate with management including the Chief Financial Officer, the General Counsel, the Chief Compliance Officer and the Chief Anti-Money Laundering Officer.

3.1.7	The Committee will meet at the end of each meeting with only members of the Committee present.

3.1.8

The Committee may invite any director, officer or employee of the Bank or the Bank’s counsel or the Shareholders’ Auditors or any other person, as appropriate, to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Shareholders’ Auditors will, at the expense of the Bank, be entitled to attend and be heard at any meeting of the Committee.

3.2	Reports

3.2.1

The Committee will report the proceedings of each meeting and all recommendations made by the Committee at such meeting to the Board at the Board’s next meeting. The Committee will make such recommendations to the Board as it may deem appropriate and will have such decision-making authority as the Board may determine from time to time. The Committee will approve the report of the Committee to be included in the Bank’s Management Proxy Circular and such other reports relating to the activities of the Committee as may be required by the Bank or the Board from time to time. In addition, the Committee will prepare and submit to the Board for its review and approval the report required to be submitted by the Board to OSFI within 90 days after the financial year-end of the Bank concerning the activities of the Committee during the year in carrying out its conduct review responsibilities.

3.3	Access to Management and Outside Advisors and Continuing Education

3.3.1

The Committee will have full, free and unrestricted access to management and employees, the Chief Auditor and the Shareholders’ Auditors. The Committee has the authority to engage independent legal counsel, consultants or other advisors, with respect to any issue or to assist it in fulfilling its responsibilities without consulting or obtaining the approval of any officer of the Bank and the Bank will provide appropriate funding, as determined by the Committee, for the payment of: compensation to the Shareholders’ Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing the audit, review or attest services for the Bank; compensation to any advisors employed by the Committee; and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.3.2	The Committee will have access to continuing education programs to assist the Committee in fulfilling its responsibilities and the Bank will provide appropriate funding for such programs.

3.4	Annual Review and Assessment

3.4.1

The Committee will ensure that an annual review and assessment of the Committee’s performance and effectiveness, including a review of its compliance with this Charter, will be conducted in accordance with the process developed by the Board’s Governance and Nominating Committee and approved by the Board. The results thereof will be reported in accordance with the process established by the Board’s Governance and Nominating Committee and approved by the Board.

3.4.2

The Committee will review and assess the adequacy of this Charter on an annual basis taking into account all legislative and regulatory requirements applicable to the Committee as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Bank has a reporting relationship and, if appropriate, will recommend changes to the Board’s Governance and Nominating Committee.

3.5	Definitions

“Audit Committee Financial Expert” means a person who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Bank’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal control over financial reporting; and

(v)	an understanding of audit committee functions, acquired through any one or more of the following:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

“Auditor Independence Standard” means the Bank’s Auditor Independence Standard that provides guidance for engaging the Shareholders’ Auditors to perform audit and permitted non-audit services for the Bank, its subsidiaries and material entities over which the Bank has significant influence.

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

“Committee” means the Audit and Conduct Review Committee of the Board of Directors of Bank of Montreal.

“Chief Anti-Money Laundering Officer” means the Bank’s officer appointed as Chief Anti-Money Laundering Officer.

“Designated Subsidiary” means as requested by the Board, those subsidiaries of the Bank for which the Committee will act as audit and conduct review committee.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

“OSFI” means the Office of the Superintendent of Financial Institutions.

“Shareholders’ Auditors” mean the independent financial statement auditors of the Bank.

APPENDIX II

CREDIT RATING CATEGORIES

(a)	Standard & Poor’s (“S&P”)

S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. A short-term obligation rated A-1 indicates S&P’s view that the Bank’s capacity to meet its financial commitments on these obligations is strong.

S&P long-term issue credit ratings are based, in varying degrees, on the following considerations: likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on a financial obligation in accordance with the terms of the obligation; nature of and provisions of the financial obligation; and protection afforded by, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. A rating in the ‘A’ category means the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories, however, the obligor’s capacity to meet its financial commitment on the obligation is still strong. An obligation rated in the BBB category indicates that the obligation exhibits adequate protection parameters, however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

The S&P preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. A reference to “high”, “medium” or “low” reflects the relative strength within the rating category.

A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action.

The “Stable” rating outlook means that a rating is not likely to change.

(b)	Moody’s Investors Service (“Moody’s”)

Moody’s has different rating scales for short-term ratings and long-term ratings.

Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The P-1 rating is the highest of four rating categories and indicates issuers (or supporting institutions) that have a superior ability to repay short-term debt obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Obligations rated in the Aa category are judged to be of high quality and are subject to very low credit risk. Obligations rated in the A category are judged to be upper-medium grade and subject to low credit risk. Obligations rated in the Baa category are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s Issuer Ratings are opinions of the ability of entities to honour senior unsecured debt and debt-like obligations.

The Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term.

The “Stable” rating outlook indicates a low likelihood of a rating change over the medium term.

(c)	DBRS Limited (“DBRS”)

DBRS has different rating scales for short-term debt, long-term debt and preferred shares. DBRS rating approach is based on a combination of quantitative and qualitative considerations.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “high”, “middle” and “low”. An obligation rated R-1(high) is of the highest credit quality and indicates the capacity for the payment of short-term financial obligations as they fall due is exceptionally high; unlikely to be adversely affected by future events.

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. Long-term financial obligations rated AA are of superior credit quality and

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capacity for the payment is considered high; credit quality differs from AAA only to a small degree; unlikely to be significantly vulnerable to future events. Long-term financial obligations rated A are of good credit quality and capacity for payment is considered substantial, but of lesser credit quality than AA, and may be vulnerable to future events but qualifying negative factors are considered manageable.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The Pfd-2 rating indicates that the preferred shares are of satisfactory credit quality.

Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for a rating.

The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was positive or negative.

(d)	Fitch

Fitch publishes opinions on a variety of scales.

A short-term issuer or obligation rating is based on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. A rating of F1+ indicates the strongest intrinsic capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.

Rated entities in a number of sectors, including financial and non-financial corporations, are generally assigned Issuer Default Ratings (“IDRs”). IDRs opine on an entity’s relative vulnerability to default on financial obligations. A rating of AA denotes expectation of very low default risk and indicates very strong capacity for payment of financial commitments; this capacity is not significantly vulnerable to foreseeable events. A rating of A denotes expectations of low default risk and the capacity for payment of financial commitments is considered strong; this capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. Within some of the rating categories, Fitch may append the rating with the modifiers “+” or “-” to denote relative status within major rating categories.

Rating Outlooks indicate the direction a rating is likely to move over a one-to-two year period.

The “Stable” rating outlook means that the rating is not likely to change over a one to two-year period.

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